

SECURITIE 12062825

SEC Mail Processing Section

AUG 3 1 2012

Washington DC 402

ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-50094

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2011 (MM/DD/YY) AND ENDING 06/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Security Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Lynnhaven Parkway Suite 310

(No. and Street)

Virginia Beach, VA 23452

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fern E. Vazquez 757 431-1414

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Witt Mares

(Name – *if individual, state last, first, middle name*)

150 W. Main Street Suite 1150 Norfolk, VA 23510

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Reginald C. Corinaldi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Security Management, Inc., as of June 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



FERN E. VAZQUEZ
COMMONWEALTH
REGISTRATION NO.
193308
MY COMM. EXPIRES
10/31/2013
OF VIRGINIA
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2011 (MM/DD/YY) AND ENDING 06/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Security Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Lynnhaven Parkway Suite 310
(No. and Street)

Virginia Beach, VA 23452
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fern E. Vazquez 757 431-1414
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Witt Mares
(Name – *if individual, state last, first, middle name*)

150 W. Main Street Suite 1150 Norfolk, VA 23510
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Reginald C. Corinaldi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Security Management, Inc., as of June 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public


FERN E. VAZQUEZ
COMMONWEALTH
REGISTRATION NO.
193308
MY COMM. EXPIRES
10/31/2013
OF VIRGINIA
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Security Management, Inc.

(a wholly owned subsidiary)

FINANCIAL REPORT

JUNE 30, 2012 AND 2011



TABLE OF CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Stockholders' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6-10
SUPPLEMENTARY INFORMATION	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
Schedule IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts	14
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3	15-16



WITT MARES
THE POWER TO MAKE A DIFFERENCE. THE PEOPLE TO MAKE IT COUNT.™

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Financial Security Management, Inc.
Virginia Beach, Virginia

We have audited the accompanying statements of financial condition of Financial Security Management, Inc. (a wholly owned subsidiary) as of June 30, 2012 and 2011, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Security Management, Inc., as of June 30, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Witt Mares, PLC

Norfolk, Virginia
August 27, 2012

FINANCIAL STATEMENTS



FINANCIAL SECURITY MANAGEMENT, INC.
Statements of Financial Condition
June 30, 2012 and 2011

	2012	2011
ASSETS		
Cash and cash equivalents	$ 127,439	$ 149,838
Investments	79,528	79,471
Commissions receivable	52,824	51,419
Accounts receivable - related party	40,580	40,580
Prepaid expenses	23,816	14,936
Property and equipment, net	26,892	30,849
Licensing costs, net	-	361
Total assets	$ 351,079	$ 367,454
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Commissions payable	$ 35,693	$ 35,646
Net deferred income taxes	8,162	12,196
Total liabilities	43,855	47,842
STOCKHOLDERS' EQUITY		
Common stock - $10 par value, 5,000 shares authorized, 1,500 shares issued and outstanding	15,000	15,000
Additional paid-in capital	91,667	91,667
Retained earnings	200,557	212,945
Total stockholders' equity	307,224	319,612
Total liabilities and stockholders' equity	$ 351,079	$ 367,454

See accompanying notes.



FINANCIAL SECURITY MANAGEMENT, INC.

Statements of Operations

Years Ended June 30, 2012 and 2011

	2012	2011
COMMISSION INCOME	$ 1,718,929	$ 1,966,525
EXPENSES		
Commissions	1,205,063	1,372,640
Management fees	447,864	447,868
Professional fees	21,894	23,909
Taxes and licenses	33,221	32,324
Office expense	13,702	12,306
Depreciation	13,302	12,485
Amortization	361	446
Travel and entertainment	-	608
Total expenses	1,735,407	1,902,586
Operating income (loss)	(16,478)	63,939
OTHER INCOME (EXPENSE)		
Interest income	335	311
Unrealized gain (loss) on investments	(279)	1,423
Total other income	56	1,734
Income (loss) before income taxes	(16,422)	65,673
INCOME TAX BENEFIT (PROVISION)	4,034	(14,102)
NET INCOME (LOSS)	$ (12,388)	$ 51,571

See accompanying notes.



FINANCIAL SECURITY MANAGEMENT, INC.
Statements of Changes in Stockholders' Equity
Years Ended June 30, 2012 and 2011

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings
June 30, 2010	1,500	$ 15,000	$ 91,667	$ 161,374
Net income	-	-	-	51,571
June 30, 2011	1,500	15,000	91,667	212,945
Net loss	-	-	-	(12,388)
June 30, 2012	1,500	$ 15,000	$ 91,667	$ 200,557

See accompanying notes.



FINANCIAL SECURITY MANAGEMENT, INC.

Statements of Cash Flows

Years Ended June 30, 2012 and 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (12,388)	$ 51,571
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	13,302	12,485
Amortization	361	446
Unrealized loss (gain) on investments	279	(1,423)
Changes in assets and liabilities:		
Deferred income taxes	(4,034)	7,911
Commissions receivable	(1,405)	18,488
Income tax receivable	-	17,272
Prepaid expenses	(8,880)	3,689
Commissions payable	47	(13,186)
Net cash provided by (used in) operating activities	(12,718)	97,253
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of investments	(336)	(2,424)
Purchase of property and equipment	(9,345)	(10,736)
Net cash used in investing activities	(9,681)	(13,160)
Net increase (decrease) in cash and cash equivalents	(22,399)	84,093
CASH AND CASH EQUIVALENTS		
Beginning	149,838	65,745
Ending	$ 127,439	$ 149,838
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Cash paid during the year for:		
Income taxes	$ 6,240	$ -

See accompanying notes.



NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Financial Security Management, Inc. (the "Company") is a limited broker/dealer dealing solely in mutual funds, variable annuities, and variable insurance products, and is located in the Commonwealth of Virginia. It is a wholly owned subsidiary of Financial Security Companies, LLC (FSC). The Company operates branch offices in Virginia, North Carolina, and Connecticut.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, all highly liquid investments purchased with maturities of three months or less are considered to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and are depreciated over their estimated useful lives of five years using the straight-line method for financial reporting purposes.

Affiliates and Ownership

On August 18, 2003, the Company's stockholders formed Financial Security Companies, LLC, a Virginia limited liability company. FSC wholly owns Financial Security Management, Inc., and also wholly owns affiliates Financial Security Group, Inc. (FSG) and Financial Security Advisory, Inc. (FSA). The Company's former stockholders are now members of FSC. These financial statements do not include accounts and transactions of these affiliates.

Recognition of Revenue and Expenses

The Company reports its commission income and expense on a settlement date basis.

Commissions Receivable

The Company utilizes the allowance method to recognize potential losses on commissions receivable. There were no accounts which management considered uncollectible at June 30, 2012 and 2011 and, accordingly, no allowance was considered necessary.

(Continued)



NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Investments

The Company's investments consist of trading securities that are primarily money market mutual funds. Securities that are held for short-term resale are classified by management as "trading securities". Accordingly, realized and unrealized gains and losses are reported within the statements of operations as other income or expense.

Income Taxes

The Company uses the liability method of accounting for income taxes. Accordingly, deferred tax assets and liabilities are determined based on the difference between the basis of assets and liabilities for financial statement and income tax purposes, using enacted tax rates in effect for the year in which the differences are expected to reverse. Differences relate to the use of accrual basis accounting for financial statement purposes and cash basis accounting for income tax purposes and future capital and net operating loss deductions for income tax purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled. The provision for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The capital loss carryforward of $1,875 will expire in 2013. The net operating loss carryforward of $12,781 will expire in 2032.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Accounting for Uncertainty in Income Taxes*, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company's management has evaluated the impact of the guidance to its financial statements. Management is not aware of any material uncertain tax positions, and has not accrued the effect of any uncertain tax provisions as of June 30, 2012 and 2011. The Company's income tax returns are subject to examination by taxing authorities, generally for a period of three years from the date they were filed. With few exceptions, the Company is no longer subject to income tax examinations by federal, state, or local authorities for years before 2008.

The Company's policy is to classify income tax related interest and penalties, if any, in interest expense and other expenses, respectively.



NOTE 2. INCOME TAXES

The provision for income taxes is as follows:

	2012	2011
Current:		
Federal	$ -	$ 4,488
State	-	1,703
Deferred:		
Federal	(2,677)	5,555
State	(1,357)	2,356
Income tax (benefit) provision	$ (4,034)	$ 14,102

The Company's total deferred tax assets and liabilities are as follows:

	2012	2011
Total deferred tax assets	$ 6,093	$ 1,662
Less valuation allowance	-	-
	6,093	1,662
Total deferred tax liabilities	(14,255)	(13,858)
Net deferred tax liability	$ (8,162)	$ (12,196)

These amounts have been presented in the Company's financial statements as follows:

	2012	2011
Deferred income taxes, current	$ (4,408)	$ (7,011)
Deferred income taxes, noncurrent	(3,754)	(5,185)
Net deferred tax liability	$ (8,162)	$ (12,196)

The Company's portion of deferred tax liabilities is attributable to accumulated tax depreciation exceeding accumulated book depreciation. The deferred tax asset is attributable to net operating and capital loss carry forwards and timing differences related to book and tax depreciation expenses. Based on management's analysis of available evidence, it has determined that it is "more likely than not" that the Company's deferred income tax assets as of June 30, 2012 and 2011 will be fully realized and, therefore, no valuation allowance was recorded.



NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment as of June 30, 2012 and 2011 consists of the following:

	2012	2011
Computer and office equipment	$ 51,559	$ 53,371
Computer software	36,725	36,725
Less: accumulated depreciation	(61,392)	(59,247)
Net property and equipment	$ 26,892	$ 30,849

NOTE 4. RELATED PARTY TRANSACTIONS

FSG provides office space, supplies and administrative support to the Company. The Company incurred fees of $447,864 and $447,868 to FSG for the years ended June 30, 2012 and 2011. As of June 30, 2012 and 2011, FSG owed the Company $40,580 which constituted an intercompany loan.

NOTE 5. LIABILTIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no subordination agreements.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2012 and 2011, the Company had net capital of $209,033 and $230,450, which was $204,033 and $225,450 in excess of its required net capital of $5,000. The Company's net capital ratio was .17 to 1 and .15 to 1 at June 30, 2012 and 2011, respectively.

NOTE 7. CONCENTRATIONS

Financial Security Management, Inc. maintains its bank accounts in a financial institution located in Virginia Beach, Virginia as of June 30, 2012 and 2011. At times during the year, the balances in the accounts may exceed the limits insured by the Federal Deposit Insurance Corporation. The Company maintains an investment account which is insured by the Securities Investor Protection Corporation. The account balance did not exceed the SIPC limit during the years 2012 and 2011.



NOTE 8. DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES

FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value as follows:

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in active markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheets as well as the general classification of such instruments pursuant to the valuation hierarchy.

Trading Securities

Currently, all of the Company's investments are classified as "trading securities" and are valued using Level 1 inputs. Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid money market and equity mutual funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of mutual funds with similar characteristics.

NOTE 9. SUBSEQUENT EVENTS

The Company has evaluated all events and transactions for potential recognition or disclosure through August 27, 2012, the date that the financial statements were available to be issued. The Company has determined that there are no subsequent events that require disclosure pursuant to the FASB Accounting Standards Codification.



SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE ACT OF 1934



FINANCIAL SECURITY MANAGEMENT, INC.

Schedule I

Computation of Net Capital Under Rule 15c3-1

of the Securities and Exchange Commission

June 30, 2012 and 2011

	2012	2011
NET CAPITAL		
Stockholders' equity	$ 307,224	$ 319,612
Net deferred income taxes	8,162	12,196
Total capital and allowable subordinated liabilities	315,386	331,808
Net Capital addbacks and adjustments:		
Accounts receivable - related party	40,580	40,580
Trails receivable, net	12,315	11,889
Prepaid expenses and other assets	50,708	45,785
Licensing costs, net	-	361
Haircuts on security positions	2,750	2,743
	106,353	101,358
Net capital	$ 209,033	$ 230,450
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Commissions payable	$ 35,693	$ 35,646
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 204,033	$ 225,450
Ratio: Aggregate indebtedness to net capital	.17 to 1	.15 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (unaudited) FOCUS report as of June 30, 2012	$ 194,218	$ 229,571
Allowable credits - deferred income taxes adjustment	8,162	7,911
Haircuts on security positions adjustment	986	-
Non-allowable assets adjustment	12,986	18,247
Audit adjustments to the following accounts:		
Commission income, commission expense, depreciation and income taxes	(7,319)	(25,279)
Net capital per above	$ 209,033	$ 230,450



FINANCIAL SECURITY MANAGEMENT, INC.

Schedule II

Computation for Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

June 30, 2012 and 2011

Financial Security Management, Inc. is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds, variable annuities, and variable insurance products. All funds received in connection with the activity of the firm are promptly transmitted, and are not held in the custody of the firm.

All of the transactions of the Company are in accordance with the provisions of exemption K(1) under SEC Rule 15c3-3. The Company was in compliance with this exemption.



FINANCIAL SECURITY MANAGEMENT, INC.

Schedule III

Information Relating to Possession or Control Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

June 30, 2012 and 2011

Financial Security Management, Inc. is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds, variable annuities, and variable insurance products. All funds received in connection with the activity of the firm are promptly transmitted, and are not held in the custody of the firm.

All of the transactions of the Company are in accordance with the provisions of exemption K(1) under SEC Rule 15c3-3. The Company was in compliance with this exemption.



FINANCIAL SECURITY MANAGEMENT, INC.

Schedule IV

Schedule of Segregation Requirements and Funds
in Segregation for Customers' Regulated
Commodity Futures and Options Accounts
June 30, 2012 and 2011

Financial Security Management, Inc. is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds, variable annuities, and variable insurance products. All funds received in connection with the activity of the firm are promptly transmitted, and are not held in the custody of the firm.

All of the transactions of the Company are in accordance with the provisions of exemption K(1) under SEC Rule 15c3-3. The Company was in compliance with this exemption.



WITT MARES

THE POWER TO MAKE A DIFFERENCE. THE PEOPLE TO MAKE IT COUNT.™

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Financial Security Management, Inc.
Virginia Beach, Virginia

In planning and performing our audits of the financial statements of Financial Security Management, Inc. (the Company), as of and for the years ended June 30, 2012 and 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012 and 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Witt Mares, PLC

Norfolk, Virginia
August 27, 2012

